Exhibit 99.1

ASX/Media Release

Immutep Announces Promising Initial Clinical Data from INSIGHT-003 at SITC 2022

First activity evaluation of efti as part of triple combination therapy yields promising early results with 72.7% response rate and 90.9% disease control rate in 1st line NSCLC patients

The triple combination therapy has been well tolerated and appears to be safe

SYDNEY, AUSTRALIA – 11 November 2022 – Immutep Limited (ASX: IMM; NASDAQ: IMMP) (“Immutep” or “the Company”), a clinical-stage biotechnology company developing novel LAG-3 immunotherapies for cancer and autoimmune disease, today announces encouraging initial clinical data from the investigator-initiated INSIGHT-003 trial has been published in a poster presentation at the Society for Immunotherapy of Cancer (SITC) Annual Meeting 2022. INSIGHT-003 is the first trial evaluating Immutep’s lead product candidate, eftilagimod alpha (“efti” or “IMP321”) as part of a triple combination therapy with standard-of-care anti-PD-1 therapy and chemotherapy.

The poster entitled “Feasibility of eftilagimod alpha (soluble LAG-3 protein) combined with standard-of-care-therapy in advanced non-small-cell lung cancer (NSCLC). Initial results from INSIGHT 003” provided initial efficacy details on 11 of 14 patients currently treated with subcutaneous efti in combination with pembrolizumab and doublet chemotherapy (carboplatin and pemetrexed) delivered intravenously in 1st line NSCLC patients. Safety-related information was provided for the 14 patients currently enrolled in the trial.

The initial clinical data show that the approach is well-tolerated and provides promising early signals of therapeutic activity with an Objective Response Rate (ORR) of 72.7% (8/11) and a Disease Control Rate (DCR) of 90.9% (10/11).

Notably, 81.8% (9/11) of patients had a PD-L1 Tumour Proportion Score (TPS) of <50%. This is generally consistent with the overall patient population in this indication where roughly 70% of patients have a PD-L1 expression level below 50%. These patients are usually less responsive to anti-PD-1 based therapy compared with patients having a TPS of ≥50%, necessitating new approaches to fight their cancers. For the 9 patients in the INSIGHT-003 trial having PD-L1 TPS of <50%, the ORR was also a promising 66.7% (6/9) and DCR was 88.9% (8/9).

Prof. Dr. Salah-Eddin Al-Batran, Scientific Lead of the INSIGHT study, noted: “Efti has accumulated an excellent safety profile to date, driving its high suitability for combination with standard-of-care therapies to address areas of unmet need for cancer patients. INSIGHT-003 represents the first triple combination therapy consisting of efti plus anti-PD-1 and chemo, and we are pleased with these promising, early results.”

Immutep’s CEO Marc Voigt also added: “We are encouraged to see these promising initial results from INSIGHT-003. When taken in conjunction with the data reported from our other trials, they give us continued confidence in the flexibility of efti to be safely combined in various novel formats and enhance various therapeutic approaches for multiple solid tumours. Importantly, INSIGHT-003 may also help to further inform the late-stage trial design options for efti, our first-in-class soluble LAG-3 protein, in first line non-small cell lung cancer.”

Immutep Limited, Level 33, Australia Square

264 George Street, Sydney NSW 2000

ABN: 90 009 237 889

Immutep’s CSO & CMO Dr Frederic Triebel, also noted: “This early data represents a strong start. We have previously seen efti enhance anti-PD-(L)1 therapy and chemotherapy, separately, and so the combination of all three therapies in INSIGHT-003 is instructive. In particular, this data continues to build our understanding of efti’s ability to boost the innate and adaptive immune system and provides important insights into how efti may ultimately meet diverse NSCLC patient needs in both chemo and chemo-free settings. We look forward to seeing the data mature.”

Initial Efficacy Results Summary

Table 1: ORR and DCR for INSIGHT-003 (data cut-off date: 14 October 2022)

Tumour Response—according to RECIST 1.1	Total N(%) Total (N=11)
Complete Response (CR)	0	(0)
Partial Response (PR)	8	(72.7%)
Stable Disease (SD)	2	(18.2%)
Progressive Disease (PD)	1	(9.1%)
Objective Response Rate (ORR)	8	(72.7%)
Disease Control Rate (DCR)	10	(90.9%)

Safety

The combination therapy has been well tolerated and appears to be safe, with only 1 immune-related SAE (pancreatitis) relating to the study treatment (i.e. pembro/efti).

Conclusion

The triple combination therapy of efti in combination with anti-PD-1 therapy and chemotherapy appears to be feasible and safe. Furthermore, first promising signals of therapeutic activity were detected and will continue to be evaluated as the trial progresses.

Separately, this Trial in Progress poster presentation of the TACTI-003 randomized Phase IIb study of eftilagimod alpha and pembrolizumab as 1st line treatment of patients with recurrent or metastatic head and neck squamous cell carcinoma was also presented at SITC.

About Eftilagimod Alpha (Efti)

Efti is Immutep’s proprietary soluble LAG-3 clinical stage candidate that is a first-in-class antigen presenting cell (APC) activator for the treatment of cancer, capitalising on LAG-3’s unique characteristics to stimulate both innate and adaptive immunity. Efti binds to and activates antigen presenting cells via MHC II molecules

Immutep Limited, Level 33, Australia Square

264 George Street, Sydney NSW 2000

ABN: 90 009 237 889

leading to expansion and proliferation of CD8+ (cytotoxic) T cells, CD4+ (helper) T cells, dendritic cells, NK cells, and monocytes. It also upregulates the expression of key biological molecules like CXCL10 that further boost the immune system’s ability to fight cancer.

Efti is under evaluation for a variety of solid tumours including non-small cell lung cancer (NSCLC), head and neck squamous cell carcinoma (HNSCC), and HER2–/HR+ metastatic breast cancer. Its favourable safety profile enables various combinations, including with anti-PD-[L]1 immunotherapy and/or chemotherapy. Efti has received Fast Track Designation in 1st line HNSCC and in 1st line NSCLC from the United States Food and Drug Administration (FDA).

About INSIGHT-003

INSIGHT-003 is an investigator-initiated study conducted by the Institute of Clinical Cancer Research IKF at Krankenhaus Nordwest in Frankfurt. It is being run as the third arm (Stratum C) of the ongoing Phase I INSIGHT trial with Prof. Dr. Salah-Eddin Al-Batran as lead investigator. The study is evaluating a triple combination therapy consisting of efti in conjunction with an existing approved standard-of-care combination of anti-PD-1 therapy and chemotherapy.

Up to 20 patients with solid tumours will be recruited to participate in the trial. Patients will receive 30 mg subcutaneous doses of efti every two weeks in conjunction with standard-of-care anti-PD-1 therapy plus chemotherapy. The trial will assess the safety, tolerability, and initial efficacy of the combination.

About Immutep

Immutep is a clinical stage biotechnology company leading the development of LAG-3 related immunotherapy products for the treatment of cancer and autoimmune disease. The Company is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximise value to shareholders.

Immutep’s lead product candidate is eftilagimod alpha (“efti” or “IMP321”), a soluble LAG-3 fusion protein (LAG-3Ig), which is a first-in-class antigen presenting cell (APC) activator being explored in cancer in multiple clinical trials. The Company is also developing an agonist of LAG-3 (IMP761) for autoimmune disease. Additional LAG-3 product candidates, including antibodies for immune response modulation, are licensed to and being developed by Immutep’s large pharmaceutical partners. Further information can be found on the Company’s website www.immutep.com or by contacting:

Australian Investors/Media:

Catherine Strong, Citadel-MAGNUS

+61 (0)406 759 268; cstrong@citadelmagnus.com

U.S. Media:

Tim McCarthy, LifeSci Advisors

+1 (917) 679 9282; tim@lifesciadvisors.com

This announcement was authorised for release by the Board of Immutep Limited.

Immutep Limited, Level 33, Australia Square

264 George Street, Sydney NSW 2000

ABN: 90 009 237 889